[INERGY HOLDINGS, L.P. LETTERHEAD]

June 13, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Inergy Holdings, L.P.
Amendment No. 5 to Registration Statement on Form S-1
Commission File No. 333-122466
Filed June 13, 2005

Ladies and Gentlemen:

We have filed through EDGAR Amendment No. 5 (“Amendment No. 5”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 5 unless otherwise indicated. References to “we,” “us,” “our” and the “Company” herein refer to Inergy Holdings, L.P.

Inergy Holdings, L.P.

Form S-l Amendment No. 3 filed April 29, 2005

Item 15. Recent Sales of Unregistered Securities, page II-l

1.	Please confirm the following information communicated to us verbally on May 12, 2005. Inergy Holdings, LLC did not have a Board of Directors. Rather, Section 5.1 of the agreement provided that “the business and affairs of the Company shall be managed by the Voting Member Majority”. The “Voting Member Majority under the agreement was held by John Sherman. Because there was no Board of Directors, the terms and approval of any additional equity issuances were within the discretion and authority of the Voting Member Majority, John Sherman. In the ordinary course, additional equity issuances by the LLC were agreed to by John Sherman and reflected in a purchase agreement as well as an amendment to the LLC Agreement specifying the new member’s capital contribution and resulting membership interest. The agreement between John Sherman, the Voting Member

U.S. Securities and Exchange Commission June 13, 2005 Page 2

Majority, and David Dehaemers to sell a 0.75% ownership interest in Inergy Holdings, LLC was struck on October 4, 2004.

Response: We hereby confirm, as accurate and true, the information that was verbally communicated to the Commission by the Company on May 12, 2005 and is described in comment 1 set forth above.

Form S-l Amendment No. 4 filed June 2. 2005

Cash Distribution Policy and Restrictions on Distributions, page 38

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 42

2.	You include a $50 million reduction due to estimated acquisition capital expenditures in your reconciliation from Estimated Consolidated Adjusted EBITDA to Available Cash at Inergy Holdings. We believe that this line item should be included with a footnote further explaining the line item however no expenditure amount, loan amount received or estimated interest amount paid related to estimated acquisitions should be included in the reconciliation from Estimated Consolidated Adjusted EBITDA. The footnote should disclose your history of acquisitions, your plans for future acquisitions, your plans for financing the future acquisitions and the fact that your acquisition policy is that all acquisitions are accretive to earnings. Please revise. Please make similar changes as applicable to the Cash Distribution Policy and Restrictions on Distributions section of the filing.

Response: We have revised the Registration Statement accordingly. See pages 41, 42 and 44 of the Registration Statement.

3.	Footnote (a) states that Estimated Consolidated Adjusted EBITDA includes (i) your expectation that existing operations will produce approximately $121.3 million of Consolidated Adjusted EBITDA, (ii) an additional $4.0 million of Consolidated EBITDA will be achieved through $10.0 million of growth capital expenditures and (iii) an additional $8.3 million of Consolidated Adjusted EBITDA will be achieved through the acquisition of $50.0 million in retail propane businesses. We do not believe that the $4.0 million and the $8.3 million should be included in your Estimated Consolidated Adjusted EBITDA. Please revise. Please make similar changes as applicable to the Cash Distribution Policy and Restrictions on Distributions section of the filing.

Response: We have revised the Registration Statement accordingly. See page 42 of the Registration Statement.

4.	We reviewed your response to comment 5 from our letter dated May 31, 2005 and the revised footnote (c). We would expect the principal maturity table to include principal payments expected to be due on all Inergy, L.P. and Inergy Holdings, L.P. debt as of June 30, 2006. In this regard we noted that your March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt totaled

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$532,011 and your table in footnote (c) totals $522,378. We understand that principal payments made during the quarter ended June 30, 2005 would cause differences between the pro forma total debt and the total debt disclosed in footnote (k). Please tell us how you reconcile from your footnote (c) to the March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt.

Response: We have revised the Registration Statement accordingly. See pages 43, F-3 and F-6 of the Registration Statement. In response to your request to reconcile our total debt maturities at June 30, 2006 to our balance sheet total current and non-current portion of long-term debt on the balance sheet at March 31, 2005, we note the following:

	Current Portion Long- Term Debt	Non-Current Portion Long-Term Debt	Total Long-Term Debt
Per March 31, 2005 pro forma balance sheet	$2,898	$529,113	$532,011
Reconciling Items:
Current maturities for the quarter ended June 30, 2005	$(214)		$(214)
Borrowings for growth capital expenditures per our assumptions in the Estimated Consolidated Adjusted EBITDA table		$10,000	$10,000
Exercise of the underwriters overallotment option as assumed in the Cash Distribution Policy and Restrictions on Distributions section of the registration statement		$(9,486)	$(9,486)

Balance Per Footnote (c) to the Estimated Consolidated Adjusted EBITDA table	$2,684	529,627	$532,311

5.	Please revise footnote (e) to explain the reasons for the significant differences between forecasted maintenance capital expenditures and the comparable maintenance capital expenditure amounts disclosed in the Unaudited Pro Forma Consolidated Available Cash for the twelve months ended September 30, 2004 and March 31, 2005.

Response: We have revised the Registration Statement accordingly. See page 43 of the Registration Statement.

6.	Please revise footnote (f) to provide a detailed explanation of significant differences between forecasted growth capital expenditures and comparable growth capital expenditure amounts disclosed in the Unaudited Pro Forma Consolidated Available Cash for the twelve months ended September 30, 2004 and March 31, 2005. We noted that footnote (g) of the Unaudited Pro Forma Consolidated Available Cash for the years ended September 30, 2004 and March 31, 2005 table includes some explanation. It does not however state, for example, what total growth capital expenditures associated with capital improvement projects at your West Coast NGL facility were for the twelve months ended March 31, 2005. Please also consider the pro forma adjustment for maintenance and growth capital expenditures of acquisitions and related footnote (h) of the Unaudited Pro Forma Consolidated

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Available Cash for the years ended September 30, 2004 and March 31, 2005 in your revision.

Response: We have revised the Registration Statement accordingly. See pages 43 and 44 of the Registration Statement.

7.	We noted per footnote (j) that you anticipate borrowing $62.7 million necessary for projected $60 million of acquisition and growth capital expenditures and principal payments due of $2.7 million. It appears that only $2.7 million is included in the footnote (c) table. Please tell us whether the $10 million of debt associated with growth capital expenditures is included in the footnote (c) table and, if not, why not. As is stated above, please revise to exclude $50 million of projected acquisition related debt or advise.

Response: We have revised the Registration Statement accordingly. See pages 42, 43, and 44 of the Registration Statement.

Unaudited Pro Forma Consolidated Available Cash, page 46

8.	Excluding the effects of acquisition and growth capital expenditures your estimated Consolidated Adjusted EBITDA is $121.3 million for the twelve months ended June 30, 2006. This twelve months ended June 30, 2006 estimate is based on assumptions such as increased retail gross profit and decreased operating and administrative expenses due to acquisitions as compared to the pro forma twelve months ended September 30, 2004 and March 31, 2005. Your Pro Forma Adjusted EBITDA for the twelve months ended September 30, 2004 and March 31, 2005 totaled $106,419 and $95,666, respectively. Star Gas was consolidated for the entire quarter ended March 31, 2005. Given the expected increase in estimated Consolidated Adjusted EBITDA for the twelve months ended June 30, 2006 please tell us and revise to explain why your Pro Forma Adjusted EBITDA decreased from the twelve months ended September 30, 2004 to the twelve months ended March 31, 2005 considering the fact that Star Gas was consolidated for the entire quarter ended March 31, 2005.

Response: We have revised the Registration Statement accordingly. See pages 40, 48 and 51.

9.	We reviewed your response to comment 5 from our letter dated May 31, 2005 and the revised footnote (k). We would expect the principal maturity table to include principal payments expected to be due on all Inergy, L.P. and Inergy Holdings, L.P. debt as of March 31, 2005. In this regard we noted that your March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt totaled $532,011 and your table in footnote (k) totals $522,378. We understand that principal payments made during the quarter ended June 30, 2005 would cause differences between the pro forma total debt and the total debt disclosed in footnote (k). Please tell us how you reconcile from your footnote (k) to the March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt.

U.S. Securities and Exchange Commission June 13, 2005 Page 5

Response: We have revised the Registration Statement accordingly. See pages 49, F-3 and F-6 of the Registration Statement. In response to your request to reconcile our total debt maturities at March 31, 2005 in footnote (l) to the Unaudited Pro Forma Consolidated Available Cash table within the Cash Distribution Policy and Restrictions on Distributions section of the Registration Statement to our total current and non-current portion of long-term debt on our balance sheet at March 31, 2005, we note the following:

	Current Portion Long- Term Debt	Non-Current Portion Long-Term Debt	Total Long-Term Debt
Per March 31, 2005 pro forma balance sheet	$2,898	$529,113	$532,011
Reconciling Items:
Exercise of the underwriters overallotment option as assumed in the Cash Distribution Policy and Restrictions on Distributions section of the registration statement		$(9,486)	$(9,486)

Balance Per Footnote (l) to the Unaudited Pro forma Consolidated Available Cash table	$2,898	519,627	$522,525

Assumptions and Considerations, page 50

10.	Please revise to quantify assumptions. For example, quantify the expected reduction in operating expenses as a result of consolidating certain general and administrative functions, replacing your casualty and health insurance contracts and consolidating certain overlapping territories.

Response: We have revised the Registration Statement accordingly. See page 51 of the Registration Statement.

11.	Please add the assumption that you will be able to finance expected growth capital expenditures.

Response: We have revised the Registration Statement accordingly. See page 51 of the Registration Statement.

12.	Please add the assumption that you will be able to refinance any debt obligations that come due.

Response: We have revised the Registration Statement accordingly. See page 51 of the Registration Statement.

Business, page 80

Recent Developments, page 86

Acquisition Activity, page 86

13.	Inergy, L.P. is currently negotiating a purchase and sale agreement with the owners of a natural gas storage facility. Please explain your consideration for inclusion of

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the financial statements of the potential acquiree. Please explain your analysis of the probability of acquisition. If the acquisition is determined to be probable please provide a summary of your materiality analysis used in the consideration. Refer to Rule 3-05 of Regulation S-X. Please also explain your consideration of this transaction in your “Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA” table on page 42.

Response: Inergy has determined that its potential acquisition of a natural gas storage facility is not a “probable” acquisition under Rule 3-05 of Regulation S-X and thus the inclusion of financial statements of the potential acquired entity is not required. Inergy based its determination that this potential acquisition is not “probable” upon many facts, including (i) the absence of a binding letter of intent or definitive purchase and sale agreement, (ii) unresolved material business points, including indemnity, escrow and non-compete arrangements, (iii) nature and length of negotiations and (iv) incomplete transaction requirements.

Inergy began discussions with the potential sellers over 16 months ago. During this time, the parties have repeatedly put negotiations on hold, delayed discussions for months at a time and even broken off negotiations entirely. A major impediment to the parties reaching an agreement relates to an ongoing lawsuit among the potential sellers concerning the operation and ownership of the assets. The potential sellers have been involved in this litigation since 2003 and have been in settlement discussions throughout the duration of the litigation. The settlement negotiations have had a direct impact on the acquisition negotiations.

Inergy has not yet performed certain tasks required to be completed prior to the consummation of any acquisition. Inergy has yet to complete its due diligence of the proposed assets. Diligence efforts have been ongoing, however Inergy will be unable to complete its diligence until the potential sellers provide Inergy with certain requested diligence items, including financial statements relating to the underlying business. Furthermore, Inergy has not obtained the required partnership approvals in order to consummate the proposed transaction. Because there are unresolved material business points between the parties and Inergy has not completed its diligence efforts, Inergy’s Board of Directors has not been presented with this acquisition opportunity and therefore has not approved the potential acquisition.

Based upon these facts, Inergy has determined that the proposed acquisition of a natural gas storage facility is not “probable” under Rule 3-05 of Regulation S-X, and it is therefore inappropriate to include any financial information with respect to the potential acquired entity within our financial presentation.

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Financial Statements

Inergy Holdings, L.P. and Subsidiaries Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-24

14.	Please have your auditors update the date of the auditors’ report to reflect the restatement as is described in Note 8, or tell us why no such revision is necessary. Refer to AU 561. 06a of the AICPA Professional Standards.

Response: In the filing of Amendment No. 4, our auditors considered AU 561.06a of the AICPA’s Professional Standards and concluded that dual-dating of the audit opinion was not required. This conclusion was based on the considerations that the distribution transaction which resulted in the error correction was fully disclosed in the footnotes to the financial statements as a subsequent event and, therefore, was subjected to their audit procedures which were completed on December 23, 2004.

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If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or S. Griffith Aldrich of the same firm at (713) 758-4628.

Sincerely,

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC,
its general partner

By:	/s/ R. Brooks Sherman
Name:	R. Brooks Sherman
Title:	Senior Vice President and
Chief Financial Officer